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SECURITI 07002720 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-59592~~ 36562

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AFSG Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4333 Edgewood Rd N.E.
(No. and Street)

Cedar Rapids, Iowa 52499
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Sterlacci (727)-299-1964
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0612-0787940

Oath or Affirmation

I, Linda Gilmer, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental information pertaining to the firm of AFSG Securities Corporation as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Linda Gilmer,
Controller

Notary Public

NOTARIAL SEAL IOWA
MY COMMISSION EXPIRES
12-6-09

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholders' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

AFSG Securities Corporation

Financial Statements and
Supplemental Information

Years Ended December 31, 2006 and 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AFSG Securities Corporation

We have audited the accompanying statements of financial condition of AFSG Securities Corporation (the Company) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AFSG Securities Corporation at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 19, 2007

AFSG Securities Corporation

Statements of Financial Condition

	December 31 2006	December 31 2005
Assets		
Cash and cash equivalents	**$ 8,053,388**	$ 6,245,369
Receivables – wire orders – other broker dealers	**4,542,562**	9,726,448
Distribution fees receivable	**8,350,639**	6,110,563
Receivables from affiliate	**329,201**	7,893
Deferred sales costs, less accumulated amortization of $11,932,164 and $11,853,524	**–**	78,640
Receivable under tax allocation agreement	**–**	584,270
Deferred income taxes asset	**–**	391
Prepaid expenses and other assets	**619,904**	363,910
Total assets	**$ 21,895,694**	$ 23,117,484
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and other accrued expenses:		
Accrued expenses	**$ 6,412,509**	$ 4,056,898
Wire orders – other broker-dealers	**4,542,562**	9,726,448
Payable to affiliate	**784,634**	486,781
Payable under tax allocation agreement	**160,683**	–
Total liabilities	**11,900,388**	14,270,127
Stockholder's equity:		
Common stock, par value $1.00, authorized, issued, and outstanding 10,000 shares	**10,000**	10,000
Additional paid-in capital	**5,846,507**	5,846,507
Retained earnings	**4,138,799**	2,990,850
Total stockholder's equity	**9,995,306**	8,847,357
Total liabilities and stockholder's equity	**$ 21,895,694**	$ 23,117,484

See accompanying notes.

AFSG Securities Corporation

Statements of Income

	Year Ended December 31	
	2006	**2005**
Revenues:		
Commission income from affiliates	**$ 283,977,750**	$ 270,613,168
Distribution fees	**92,778,020**	77,233,243
Sales of rights to future 12b-1 fees and contingent deferred sales charges	**9,999,548**	8,247,248
Administrative service fee from affiliates	**3,574,281**	3,050,741
Interest income	**418,307**	270,448
Total revenues	**390,747,906**	359,414,848
Expenses:		
Commissions	**378,943,448**	346,723,455
Operating	**3,781,094**	3,516,976
Sales and marketing	**6,183,592**	1,731,012
Interest expense	**5,174**	8,089
Total expenses	**388,913,308**	351,979,532
Income before income taxes	**1,834,598**	7,435,316
Income tax expense:		
Current	**686,258**	2,731,283
Deferred	**391**	261
	686,649	2,731,544
Net income	**$ 1,147,949**	$ 4,703,772

See accompanying notes.

AFSG Securities Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2005	$ 10,000	$ 5,846,507	$ 8,287,078	$ 14,143,585
Net income	–	–	4,703,772	4,703,772
Dividend paid to parent	–	–	(10,000,000)	(10,000,000)
Balance at December 31, 2005	10,000	5,846,507	2,990,850	8,847,357
Net income	–	–	1,147,949	1,147,949
Balance at December 31, 2006	$ 10,000	$ 5,846,507	$ 4,138,799	$ 9,995,306

See accompanying notes.

AFSG Securities Corporation

Statements of Cash Flows

	Year Ended December 31	
	2006	**2005**
Operating activities		
Net income	**$ 1,147,949**	$ 4,703,772
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense	**391**	261
Amortization of deferred sales costs	**78,640**	3,994,667
Changes in operating assets and liabilities:		
Receivables – wire orders – other broker-dealers	**5,183,886**	(4,421,100)
Distribution fees receivable	**(2,240,076)**	(5,600,075)
Prepaid expenses and other assets	**(255,994)**	(357,521)
Accounts payable and other accrued expenses	**(2,828,275)**	7,809,315
Receivable/payable from/to affiliate	**(23,455)**	487,791
Receivable/payable under tax allocation agreement	**744,953**	(245,572)
Net cash provided by operating activities	**1,808,019**	6,371,538
Financing activities		
Dividends paid to parent	**–**	(10,000,000)
Net cash used in financing activities	**–**	(10,000,000)
Net increase (decrease) in cash and cash equivalents	**1,808,019**	(3,628,462)
Cash and cash equivalents at beginning of year	**6,245,369**	9,873,831
Cash and cash equivalents at end of year	**$ 8,053,388**	$ 6,245,369
Cash (received) paid during the year for:		
Income taxes	**$ (488,856)**	$ 2,976,855

See accompanying notes.

1. Principal Activities and Significant Accounting Policies

Organization

AFSG Securities Corporation (the Company) is a wholly owned subsidiary of Commonwealth General Corporation (CGC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 whose principal business activity is the sale of variable annuity contracts and variable universal life policies issued by affiliated insurance companies. The Company also acts as the principal underwriter for the Transamerica IDEX Mutual Funds (IDEX), the Transamerica Premier Funds (Premier), and the AEGON/Transamerica Series Trust (ATST) sponsored by affiliates.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Sales Costs

Certain costs that are directly related to the sales of mutual funds are deferred and amortized over the period in which related revenues are recognized.

Commissions

Commission income on sales of variable annuity contracts and variable universal life policies is determined as a percentage of collected premiums of the affiliated insurance companies. Commission expense on sales of variable annuity contracts and variable universal life policies is paid on behalf of the Company by an affiliate.

1. Principal Activities and Significant Accounting Policies (continued)

Sales commissions earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commissions on mutual fund 12b-1 fees are recognized as such fees are earned.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation.

2. Income Taxes

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income taxes consists of the following:

	Year Ended December 31 2006	2005
Federal	**$ 618,206**	$ 2,592,036
State	**68,443**	139,508
	$ 686,649	$ 2,731,544

Deferred income taxes arise primarily from differing methods used to account for expenses not deductible until future periods for tax purposes. Net deferred income taxes are comprised entirely of gross deferred income tax assets at December 31, 2005. No deferred income tax assets or liabilities existed at December 31, 2006.

Income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes primarily due to state income taxes.

3. Transactions With Affiliates

The Company is a member of a group of affiliated companies which are engaged in the sale of life insurance, annuities, and other investment related activities. Commissions paid to affiliated companies were $154,274,040 and $139,256,465 during 2006 and 2005, respectively.

During 2005, the Company entered into a shared services agreement with certain affiliates, under which the cost of these shared services is charged to the Company. A total of $3,574,281 and $3,050,741 in shared expenses was charged to the Company during 2006 and 2005, respectively. In addition, these affiliates paid an administrative fee to AFSG in the amount of $3,574,281 and $3,050,741 during 2006 and 2005, respectively.

In conjunction with the Company becoming the principal underwriter for the IDEX Funds during 2001, the Company entered into an agreement with Money Services, Inc. (MSI), a related party and an indirect wholly owned subsidiary of AEGON N.V., to sell the rights to future 12b-1 distribution fees and the contingent deferred sales charges to MSI. The sales price is based on the amount of the deferred sales costs, and accordingly, there is no gain or loss on the transaction. The proceeds from such sales and the related commission expense were $9,999,548 and $8,247,248 during 2006 and 2005, respectively. During the term of the agreement, MSI shall at no time sell or pledge the 12b-1 fees to the Company. The management of AEGON N.V.'s U.S. operations has expressed its intent to uphold the terms of this agreement and, accordingly, not permit MSI or any other affiliate to have any recourse against the Company related to such sale.

During 2005, the Company entered into a wholesaling agreement with Transamerica Capital, Inc. (TCI), an indirect wholly owned subsidiary of AEGON N.V. Under this agreement, the Company paid TCI $5,689,940 and $1,355,690 during 2006 and 2005, respectively, for wholesaling services related to IDEX.

During 2005, the Company paid a cash dividend of $10,000,000 to Commonwealth General. No dividends were paid during 2006.

Payables to and receivables from affiliates bear interest at the 30 day commercial paper rate. During 2006, the Company received net interest of $208,023. During 2005, the Company paid net interest of $5,822.

4. Net Capital Requirement

The Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital" or (b) its "net capital" is less than a minimum amount as those terms are defined by the rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $5,664,148 which was $5,128,201 in excess of its required net capital of $535,947. The Company's ratio of aggregate indebtedness to net capital was 1.42 to 1. Various other regulatory agencies may impose additional capital requirements. The Company is exempt from maintaining a special reserve bank account under rule 15c3-3(k)(1).

Supplemental Information

AFSG Securities Corporation.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Computation of net capital		
Total stockholder's equity		$9,995,306
Subordinated note payable		–
Total regulatory capital		9,995,306
Deductions and/or charges:		
Nonallowable assets:		
Memberships in exchanges	$ –	
Receivables from affiliates	949,105	
Other assets	3,382,053	
Other deductions	–	
Total deductions and/or charges		4,331,158
Net capital before haircuts on securities positions		5,664,148
Haircuts on securities		–
Net capital		$5,664,148
Computation of alternative net capital requirement		
Net capital requirement (minimum)		$ 535,947
Excess net capital		$5,128,201

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006, Part IIA FOCUS filing.

AFSG Securities Corporation

Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report of Registered Public Accounting Firm on Internal Control

The Board of Directors
AFSG Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of AFSG Securities Corporation (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 19, 2007

END